            March 31, 2016 Unaudited Condensed Consolidated Financial Statements

Suite 1188, 550 Burrard Street

Vancouver, British Columbia

V6C 2B5

Phone: (604) 687-4018

Fax: (604) 687-4026

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	March 31, 2016	December 31, 2015

	$	$
ASSETS
Current assets
Cash and cash equivalents	230,958	288,189
Term deposits	5,295	4,382
Restricted cash	260	248
Marketable securities	26,585	18,331
Accounts receivable and other	75,887	85,468
Inventories	181,466	175,626
	520,451	572,244
Other assets	93,084	83,147
Defined benefit pension plan	11,319	10,897
Property, plant and equipment	4,775,510	4,747,759
Goodwill	50,276	50,276
	5,450,640	5,464,323
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	220,875	236,819
	220,875	236,819
Debt	589,944	589,395
Other non-current liability	6,821	6,166
Asset retirement obligations	103,040	102,636
Deferred income tax liabilities	596,796	607,871
	1,517,476	1,542,887
Equity
Share capital	5,319,101	5,319,101
Treasury stock	(8,015)	(10,211)
Contributed surplus	46,758	47,236
Accumulated other comprehensive loss	(6,669)	(20,572)
Deficit	(1,586,351)	(1,583,873)
Total equity attributable to shareholders of the Company	3,764,824	3,751,681
Attributable to non-controlling interests	168,340	169,755
	3,933,164	3,921,436
	5,450,640	5,464,323

Approved on behalf of the Board of Directors

(Signed) John Webster             Director                                                     (Signed) Paul N. Wright           Director

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

For the quarter ended March 31,	2016	2015
	$	$
Revenue
Metal sales	164,132	238,311

Cost of sales
Production costs	92,948	119,305
Inventory write-down	1,346	6,210
Depreciation and amortization	31,659	45,409
	125,953	170,924
Gross profit	38,179	67,387

Exploration expenses	2,243	3,123
Mine standby costs	9,558	499
General and administrative expenses	11,571	16,278
Defined benefit pension plan expense	283	426
Share based payments	3,701	6,415
Foreign exchange loss (gain)	(3,169)	10,239
Operating profit	13,992	30,407

Loss on disposal of assets	291	11
Loss on marketable securities and other investments	4,317	-
Other expense (income)	1,669	(1,858)
Asset retirement obligation accretion	564	603
Interest and financing costs	5,711	5,175

Profit before income tax	1,440	26,476
Income tax expense	5,333	32,989
Loss for the period	(3,893)	(6,513)

Attributable to:
Shareholders of the Company	(2,478)	(8,244)
Non-controlling interests	(1,415)	1,731
Loss for the period	(3,893)	(6,513)

Weighted average number of shares outstanding (thousands)
Basic	716,587	716,583
Diluted	716,587	716,583

Earnings per share attributable to shareholders of the Company:
Basic earnings (loss) per share	(0.00)	(0.01)
Diluted earnings (loss) per share	(0.00)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	2016	2015
	$	$

Loss for the period	(3,893)	(6,513)
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets	9,689	(111)
Realized losses on disposal of available-for-sale financial assets reclassified to profit and loss	4,336	-
Actuarial losses on severance obligation	(122)	-
Total other comprehensive income (loss) for the period	13,903	(111)
Total comprehensive income (loss) for the period	10,010	(6,624)

Attributable to:
Shareholders of the Company	11,425	(8,355)
Non-controlling interests	(1,415)	1,731
	10,010	(6,624)

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	Note	2016	2015
		$	$
Cash flows generated from (used in):
Operating activities
Loss for the period		(3,893)	(6,513)
Items not affecting cash:
Asset retirement obligation accretion		564	603
Depreciation and amortization		31,659	45,409
Unrealized foreign exchange loss (gain)		(643)	1,014
Deferred income tax expense (recovery)		(11,136)	11,564
Loss on disposal of assets		291	11
Loss on marketable securities and other investments		4,317	-
Share based payments		3,701	6,415
Defined benefit pension plan expense		283	426
		25,143	58,929

Property reclamation payments		(80)	-
Changes in non-cash working capital	9	(22,622)	16,077
		2,441	75,006
Investing activities
Purchase of property, plant and equipment		(64,456)	(75,071)
Proceeds from the sale of property, plant and equipment		385	13
Proceeds on production of tailings retreatment		3,878	5,721
Purchase of marketable securities		(1,834)	(5,233)
Proceeds from the sale of marketable securities		3,287	-
Investment in term deposits		(913)	(45,902)
Decrease (increase) in restricted cash		(19)	601
		(59,672)	(119,871)
Financing activities
Issuance of common shares for cash		-	121
Dividend paid to shareholders		-	(5,768)
Purchase of treasury stock		-	(2,394)
Long-term and bank debt proceeds		-	8,171
Long-term and bank debt repayments		-	(8,171)
		-	(8,041)
Net decrease in cash and cash equivalents		(57,231)	(52,906)
Cash and cash equivalents - beginning of period		288,189	498,514
Cash and cash equivalents - end of period		230,958	445,608

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	2016	2015
	$	$
Share capital
Balance beginning of period	5,319,101	5,318,950
Shares issued upon exercise of share options, for cash	-	121
Transfer of contributed surplus on exercise of options	-	30
Balance end of period	5,319,101	5,319,101

Treasury stock
Balance beginning of period	(10,211)	(12,949)
Purchase of treasury stock	-	(2,394)
Shares redeemed upon exercise of restricted share units	2,196	2,681
Balance end of period	(8,015)	(12,662)

Contributed surplus
Balance beginning of period	47,236	38,430
Share based payments	3,134	6,305
Shares redeemed upon exercise of restricted share units	(2,196)	(2,681)
Recognition of put option liability and related costs	(1,416)	(653)
Transfer to share capital on exercise of options and deferred
phantom units	-	(30)
Balance end of period	46,758	41,371

Accumulated other comprehensive loss
Balance beginning of period	(20,572)	(18,127)
Other comprehensive loss for the period	13,903	(111)
Balance end of period	(6,669)	(18,238)

Deficit
Balance beginning of period	(1,583,873)	(53,804)
Dividends paid	-	(5,768)
Loss attributable to shareholders of the Company	(2,478)	(8,244)
Balance end of period	(1,586,351)	(67,816)
Total equity attributable to shareholders of the Company	3,764,824	5,261,756

Non-controlling interests
Balance beginning of period	169,755	305,414
Profit (loss) attributable to non-controlling interests	(1,415)	1,731
Dividends declared to non-controlling interests	-	(1,635)
Balance end of period	168,340	305,510

Total equity	3,933,164	5,567,266

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation
a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2015.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

b)	Judgement and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2015.

3.	Adoption of new accounting standards and upcoming changes

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2018:

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.
•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

(1)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Adoption of new accounting standards and upcoming changes (continued)
•	IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

4.	Transactions

Eastern Dragon agreement

In March 2014, the Company, through one of its subsidiaries, entered into a Subscription and a Shareholders agreement (“Agreements”) with CDH Fortune II Limited (“CDH”).

As a result of these Agreements, CDH acquired 21.05% of the total ordinary shares of Sino Gold Tenya (HK) Limited (“Tenya”), a subsidiary of the Company, and indirectly a 20% interest in the Eastern Dragon Project (“ED”). This transaction has been accounted as an equity transaction with the recognition of a non-controlling interest in the amount of $40,000 representing the consideration received.

Under the terms of the Agreements, CDH has the right to require Eldorado to purchase or procure the purchase by another party of CDH’s shares in Tenya at a fixed price (“Put Option”) for 90 days following the second anniversary of the Agreements. A liability in the amount of $46,970 was recorded against equity at the transaction date, representing the present value of the redemption amount of the Put Option. Future changes in the present value of the redemption amount of the Put Option were also charged against equity. The present value of the liability representing the Put Option as of March 31, 2016 is $52,900 and is included in accounts payable and accrued liabilities in the balance sheet.

The Agreements include a second put option that can be exercised by CDH within 90 days following the third anniversary of the Agreements. No liability has been recorded for the second put option, as the conditions under this put option are not within the control of CDH.

The Agreements include other rights and obligations of the Company and CDH associated with the advancement of the ED project, the holding structure, and the number of subsidiaries related to our Chinese assets.

5.	Debt

(a) Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $10,056 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at March 31, 2016 was $548.3 million.

(2)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Debt (continued)

(b) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and QDML entered into an entrusted loan agreement, which currently has an approved limit of RMB 720.0 million ($111,434).

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each drawdown has a term of one year and can be rolled forward at the discretion of QDML. The interest rate on this loan as at March 31, 2016 was 4.59%.

As at March 31, 2016, RMB 671.7 million ($103,962) had been drawn under the entrusted loan. The entrusted loan has been recorded on a net settlement basis.

6.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At March 31, 2016 there were 716,587,134 (December 31, 2015 – 716,587,134) voting common shares and no non-voting common shares (December 31, 2015 – none) outstanding.

7.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2016
	Weighted average exercise price Cdn$	Number of options
At January 1,	9.97	25,519,434
Granted	3.22	8,938,917
Exercised	-	-
Forfeited	15.81	(2,372,164)
At March 31,	7.66	32,086,187

At March 31, 2016, 20,384,139 share options (March 31, 2015 – 27,004,235) with a weighted average exercise price of Cdn$9.75 (March 31, 2015 – Cdn$10.11) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended March 31, 2016 was $2,120.

(b) Restricted share unit plan

A total of 784,203 restricted share units (“RSUs”) at a grant-date fair value of Cdn$3.22 per unit were granted during the three-month period ended March 31, 2016 under the Company’s RSU plan.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

(3)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Share-based payments (continued)

A summary of the status of the restricted share unit plan and changes during the period ended March 31, 2016 is as follows:

Total RSUs
Balance at December 31, 2015	884,846
RSUs Granted	784,203
Redeemed	(298,483)
Forfeited	(93,536)
Balance at March 31, 2016	1,227,030

As at March 31, 2016, 1,227,030 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 320,591 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the period ended March 31, 2016 was $664.

(c) Deferred share units plan

At March 31, 2016, 577,603 deferred share units (“DSUs”) were outstanding with a value of $1,815, which is included in accounts payable and accrued liabilities.

Compensation expense related to the DSUs was $567 for the period ended March 31, 2016.

(d) Performance share units plan

A total of 796,652 performance share units (“PSUs”) were granted during the period ended March 31, 2016 under the Company’s PSU plan. The PSUs vest on the third anniversary of the grant date, subject to achievement of pre-determined performance criteria. When fully vested, the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 3,130,000.

Compensation expense related to PSUs for the period ended March 31, 2016 was $350.

8.	Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e. quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The only assets measured at fair value as at March 31, 2016 are marketable securities. No liabilities are measured at fair value on a recurring basis as at March 31, 2016.

(4)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	Fair value of financial instruments (continued)

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as available-for-sale securities.

With the exception of the fair market value of the Company’s senior notes (note 5a), which are included in level 2, all carrying amounts of financial instruments approximate their fair value.

9.	Supplementary cash flow information
March 31, 2016 $		March 31, 2015 $

Changes in non-cash working capital
Accounts receivable and other	(447)	26,329
Inventories	(4,654)	10,181
Accounts payable and accrued liabilities	(17,521)	(20,433)
Total	(22,622)	16,077

Supplementary cash flow information
Income taxes paid	14,241	22,564
Interest paid	-	228

10.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at March 31, 2016, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

10.1	Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The China reporting segment includes the Tanjianshan (“TJS”), Jinfeng and White Mountain mines, the Eastern Dragon project and exploration activities in China. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. The Greece reporting segment includes the Stratoni mine, the Olympias, Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis. The mines in each of the different segments share similar economic characteristics and have been aggregated accordingly.

(5)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Segment information (continued)

For the three months ended March 31, 2016
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	91,221	69,439	-	3,472	-	-	164,132
Production costs	40,974	47,741	-	4,233	-	-	92,948
Inventory write-down	-	-	-	1,346	-	-	1,346
Depreciation	18,244	12,691	461	194	-	69	31,659
Gross profit (loss)	32,003	9,007	(461)	(2,301)	-	(69)	38,179

Other material items of income and expense
Exploration expenses	360	282	332	648	207	414	2,243
Income tax expense (recovery)	4,866	539	(1,664)	2,098	(569)	63	5,333

Additions to property, plant and
equipment during the period	14,121	4,473	874	43,056	2,397	8	64,929

Information about assets and liabilities
Property, plant and equipment (*)	893,337	1,318,935	179,505	1,981,512	400,544	1,677	4,775,510
Goodwill	-	50,276	-	-	-	-	50,276
	893,337	1,369,211	179,505	1,981,512	400,544	1,677	4,825,786

Debt	-	-	-	-	-	589,944	589,944

For the three months ended March 31, 2015
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	119,687	105,138	336	13,150	-	-	238,311
Production costs	54,856	51,151	1,472	11,826	-	-	119,305
Inventory write-down	-	-	6,210	-	-	-	6,210
Depreciation	16,482	25,406	506	2,867	-	148	45,409
Gross profit (loss)	48,349	28,581	(7,852)	(1,543)	-	(148)	67,387

Other material items of income and expense
Exploration expenses	444	269	386	829	476	719	3,123
Income tax expense	12,791	8,673	3,578	7,449	472	26	32,989

Additions to property, plant and
equipment during the period	13,968	7,961	372	49,038	5,095	81	76,515

(6)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Segment information (continued)

For the year ended December 31, 2015
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	898,027	1,327,725	179,702	1,942,419	398,147	1,739	4,747,759
Goodwill	-	50,276	-	-	-	-	50,276
	898,027	1,378,001	179,702	1,942,419	398,147	1,739	4,798,035

Debt	-	-	-	-	-	589,395	589,395

* Net of revenues from sale of production from tailings retreatment

The Turkey and China segments derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

10.2 Economic dependence
At March 31, 2016, each of the Company’s Chinese mines had one major customer, to whom each sells its entire production, as follows:

        TJS Mine                                            Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.

        Jinfeng Mine                                     China National Gold Group

       White Mountain Mine                      Refinery of Shandong Humon Smelting Co. Ltd.

10.3 Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.

11.	Events Occurring After the Reporting Date
On April 26, 2016, the Company announced that it had reached an agreement to sell its 82 percent interest in the Company’s Jinfeng mine to a wholly-owned subsidiary of China National Gold Group for $300 million in cash, subject to certain closing adjustments. The transaction is expected to close in the third quarter 2016 and is subject to obtaining various regulatory approvals and other customary closing conditions.

(7)